SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                             CENTRAL NEWSPAPERS, INC
                                (Name of Issuer)

                     Class A Common Stock, without par value
                         (Title of Class of Securities)

                                    154647101
                                 (CUSIP Number)


                                                          Copy to:
        Frank E. Russell                          Steven W. Thornton, Esq.
135 N. Pennsylvania, Suite 1200                      Barnes & Thornburg
  Indianapolis, Indiana 46204                       11 S. Meridian Street
         (317) 231-6075                          Indianapolis, Indiana 46204
                                                       (317) 236-1313
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 31, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 154647101                                          Page  2  of 6 Pages
----------------------                                --------------------------


================================================================================
1          NAME OF REPORTING PERSON                             Frank E. Russell
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      ###-##-####
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS            N/A
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION         United States of America
--------------------------------------------------------------------------------
       NUMBER OF
        SHARES      7         SOLE VOTING POWER                    1,808,201++
     BENEFICIALLY  -------------------------------------------------------------
       OWNED BY     8         SHARED VOTING POWER                  4,611,500++
         EACH      -------------------------------------------------------------
       REPORTING    9         SOLE DISPOSITIVE POWER               1,808,201
        PERSON     -------------------------------------------------------------
         WITH      10         SHARED DISPOSITIVE POWER             4,611,500
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    6,419,701
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    15.9%*
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                    IN
================================================================================

--------------------

++ Calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.

* Pursuant to the Issuer's Report on Form 10-Q for the period ended March 31, 1999, 35,355,296 shares of Class A Common Stock were outstanding as of April 30, 1999.

Item 1.           Security and Issuer

Title of Security:         Class A Common Stock, no par value
Issuer:                    Central Newspapers, Inc.
                           200 East Van Buren Street
                           Phoenix, Arizona  85004

Item 2.           Identity and Background

(a)      Frank E. Russell
(b)      135 N. Pennsylvania, Suite 1200
         Indianapolis, Indiana 46204
(c)      Retired
(d) During the last five years Frank E. Russell has not been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).
(e) During the last five years Frank E. Russell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violates of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

Item 3.           Source and Amount of Funds or Other Consideration

N/A

Item 4.           Purpose of Transaction

(a) Pursuant to the Articles of Incorporation of Central Newspapers, Inc., each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock. Therefore, the 200,010 shares of Class B Common Stock owned by the Nina Mason Pulliam Charitable Trust (see Item 5 below) may be converted into 20,001 shares of Class A Common Stock; the 45,815,000 shares of Class B Common Stock owned by the Eugene C. Pulliam Trust (see Item 5 below) may be converted into 4,581,500 shares of Class A Common Stock; and the 250,000 shares of Class B Common Stock owned by Frank E.
         Russell (see Item 5 below) may Stock.

(b)-(j)  N/A

Item 5.           Interest in Securities of Issuer.

(a) Frank E. Russell beneficially owns shares 6,419,701 shares (15.9%) of Class A Common Stock. Of such shares (i) 200,000 shares (.6%) of Class A Common Stock are owned by the Nina Mason Pulliam Charitable Trust of which Frank E. Russell is trustee, as to which shares

         Frank E. Russell disclaims beneficial ownership, (ii) 200,010 shares of Class B Common Stock are owned by the Nina Mason Pulliam Charitable Trust (of which Frank E. Russell is trustee and as to which shares Frank E. Russell disclaims beneficial ownership), which shares may be converted into 20,001 shares (.06%) of Class A Common Stock, (iii) 30,000 shares (.08%) of Class A Common Stock are owned by his wife, Nancy M. Russell, as to which Frank E. Russell disclaims beneficial ownership, (iv) 415,000 shares (1.2%) of Class A Common Stock may be obtained upon exercise, within 60 days, of stock options held by Frank
         E. Russell, (v) 45,815,000 shares of Class B Common Stock are owned by the Eugene C. Pulliam Trust (of which Frank E. Russell is a co-trustee and as to which shares Frank E. Russell disclaims beneficial ownership), which shares may be converted into 4,581,500 shares (13.0%) of Class A Common Stock, (vi) 867,200 shares (2.5%) of Class A Common Stock are owned by various trusts for which Frank E. Russell acts as sole trustee, as to which Frank E. Russell disclaims beneficial ownership, (vii) 281,000 shares (.8%) of Class A Common Stock are owned by Frank E. Russell, and (viii) 250,000 shares of Class B Common Stock are owned by Frank E. Russell, which shares of Class B Common Stock may be converted into 25,000 shares (.07%)of Class A Common Stock.

(b)      Sole Voting Power:                 1,808,201*
         Shared Voting Power:               4,611,500*
         Sole Dispositive Power:            1,808,201
         Shared Dispositive Power:          4,611,500

          * Calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.

(c) On March 30, 1999, the Nina Mason Pulliam Charitable Trust sold 2,324,956 shares of Class A Common Stock at a net per share price of $28.975 pursuant to a public offering registered with the Securities and Exchange Commission on a Registration Statement on Form S-3. Prior to the offering, the trust converted 1,777,560 shares of Class B Common Stock into 177,756 shares of Class A Common Stock.

         On April 6, 1999, the Nina Mason Pulliam Charitable Trust sold 348,743 shares of Class A Common Stock at a per share price of $28.975 pursuant to the exercise of the underwriters' green shoe option. Prior to such sale, the trust converted 3,847,430 shares of Class B Common Stock to 348,743 shares of Class Common Stock.

(d) Frank E. Russell, as co-trustee of the Nina Mason Pulliam Charitable Trust, has the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by such trust. Frank E. Russell does not have the right to receive dividends from such securities.

     The other trustees of the Nina Mason Pulliam Charitable Trust, Nancy Russell and Carol P. Schatt, also have the right to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer held in the trust.

     Pursuant to the terms of the Eugene C. Pulliam Trust, all dividends paid with respect to the Class B Common Stock owned by the trust will be paid to those descendants of Eugene C. Pulliam who are living at the time the trust receives such dividends. Frank E. Russell is not a descendant of Eugene C. Pulliam.

     The other trustees of the Eugene C. Pulliam Trust, Louis A. Weil III and Myrta J. Pulliam, also have the right to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer held in the trust.

(e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.           Material to be Filed as Exhibits.

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Date  6/14/99                         /s/ Frank E. Russell
--------------------------              ----------------------------------------
                                        Frank E. Russell